UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42444

YSX TECH. CO., LTD

Room 102, Building 1, No. 22, Huazhou Road

Haizhu District, Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Haozhao Lin

On May 1, 2026, Mr. Haozhao Lin (“Mr. Lin”) notified YSX TECH. CO., LTD (the “Company”) of his resignation as a director of the Company. Mr. Lin has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Lin’s resignation became effective on May 6, 2026.

Appointment of Ms. Hua Wang as Director

To fill in the vacancy created by the resignation of Mr. Lin, on May 8, 2026, the board of directors (the “Board”) of the Company appointed, Ms. Hua Wang (“Ms. Wang”) to serve as a director of the Company, effective May 8, 2026. The Board has determined that Ms. Wang qualifies as an independent director of the Company.

Ms. Wang, age 43, has served as the General Manager of Yangzhou Yuchen Seven Information Consulting Co., Ltd. since January 2023. From June 2020 to December 2022, Ms. Wang engaged in various entrepreneurial activities. From October 2017 to May 2020, Ms. Wang served as Sales Department Manager at Nuoyuan Capital Co., Ltd. From August 2015 to September 2017, Ms. Wang engaged in various entrepreneurial activities. From September 2011 to July 2015, Ms. Wang served as Business Department Manager at Zhongyi Life Insurance Co., Ltd. From July 2008 to August 2011, Ms. Wang served as Bank Insurance Department Manager at SINATAY Life Insurance Company, Ltd. From September 2004 to May 2008, Ms. Wang served as Sales Manager at Taikang Life Insurance Yangzhou Central Branch. Ms. Wang received her Associate degree in Tourism and Hotel Management from Yangzhou Polytechnic University in June 2004.

There are no family relationships between Ms. Wang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Wang and any other person pursuant to which she was appointed as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YSX TECH. CO., LTD
Date: May 12, 2026
	By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Officer